

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Hahn Lee
Chief Financial Officer
Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025

> **Re: Bright Lights Acquisition Corp.**
> **Form 8-K Filed May 28, 2021**
> **File No. 001-39846**

Dear Mr. Lee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed May 28, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report., page 2

1. Your disclosure indicates that an audit report of your Independent Accountants should no longer be relied upon. However, it appears that your financial statements should also no longer be relied upon. Please amend your Form 8-K to include an identification of the financial statements and years or periods covered that should no longer be relied upon, in accordance with Item 4.02(a)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction